MAIL STOP 3561

      August 8, 2005

Stephen Hughes, Chief Executive Officer
Boulder Specialty Brands, Inc.
6106 Sunrise Ranch Drive
Longmont, CO 80503

      Re:	Boulder Specialty Brands, Inc.
   Registration Statement on Form S-1
   Filed on July 1, 2005
   File No. 333-126364

Dear Mr. Hughes,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2. We note you have not yet submitted the request for confidential treatment that is referenced in the proposed business section. Please advise as to the status of such filing. In order to expedite the process, please send our office a copy of the request in addition to the copy sent to the Office of the Secretary.

3. We note the structure of this offering and its similarity to numerous blank check offerings underwritten on a firm commitment basis that recently have been registered with the Commission. With a view toward disclosure, please provide us with the names of blank check companies that have registered or are seeking to register firm commitment offerings of which you are aware and further specify those which involve an officer, director, affiliate, underwriter or attorney of Boulder Specialty Brands, Inc. (Boulder Specialty). Additionally, tell us the Securities Act form the companies` filed on; the file number of that filing, if applicable, the date of effectiveness; and, the status of the offering thus far. In this regard, tell us the amount escrowed and whether the blank check companies have engaged in the desired business combination outlined in the prospectus. To assist the staff in this regard, please present the information in a tabular format. We may have further comment.

Prospectus Cover Page

4. We note that you will seek listing on the American Stock
Exchange.
Please advise us of the basis for the noted disclosure. Advise us of the standard you seek to list under and how you satisfy the criteria under such standard.

Prospectus Summary, page 1

5. We note that a substantial portion of the disclosure on page one is repeated in your proposed business section. Please revise to limit such repetition. Your attention is directed to the disclosure requirements in the Prospectus Summary per Item 503 (a) and Instruction to paragraph 503(a) Regulation S-K.

6. We note your disclosure that your strategy is to acquire business(es) in the food and beverage industries. Please revise to reconcile the noted disclosure with your disclosure in the prospectus cover page that states you are not going to limit your search as to the industry in which you will seek business combination candidates.

7. On page five, we note that the open market purchased warrants purchased by Messrs. Hughes and Lewis or their designees will be non-redeemable. Please revise to clarify if this applies to warrants they obtain from purchasing the units. Also, discuss the basis for allowing such individuals the potential to obtain a larger gain than public warrant holders.

8. Discuss, under "The Offering", and elsewhere in the prospectus as appropriate, the material factors that Roth Capital Partners will consider in determining whether to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus.




Risk factors, page 7

9. In the second sentence under the first paragraph of this section, please delete the statement "our revenues will consist solely of interest on cash and cash equivalents", as such amounts would be classified as non-operating income rather than revenue. In addition, please delete similar references in the first risk factor on page 10, and in the last sentence of the first paragraph under the caption "Results of Operations and Known Future Trends or Future Events" on page 35.

10. In risk factor four, we note that you "will seek to have all" third parties execute agreements to waive any right, title, interest or claim to offering proceeds held in trusts. In your business section, please revise to elaborate on the "analysis" you will make and discuss the factors you would consider when deciding between a party that refuses to waive any interest verses a party that agrees to waive such interests. Also in the business section, please revise to discuss the "certain circumstances" where Messrs. Hughes and Lewis would be personally liable to cover any claims against the funds in trust. You provide an example in risk factor four of when they would be liable. In the business section, please revise to discuss when they would not be personally liable to cover any claims against the trust.

11. Risk factor seven appears to discuss two separate risks. One, being the risks associated with you utilizing a stock exchange and the other, the possibility you would incur debt in the business combination transaction. Please revise to discuss those two risks separately.

12. We note the discussion of out-of-pocket expenses in risk factor
12. We also note that there is no limit to such expenses. In the use of proceeds section, please revise to discuss how such excess expenses are structured. Is it a loan or other liability that follows the company and must be repaid by the resulting company or a discretionary item that the resulting entity may decide not to reimburse? Also, please clarify your reference to "management`s equity stake."

13. Please revise to update the information in risk factor 16.

14. In risk factor 17, we note that you believe there are "numerous potential target businesses" that you could acquire. Please revise to clarify if you mean there are numerous potential targets that satisfy the 80 percent requirement and substantiate your belief or remove such disclosure as it appears speculative.

15. We note that you are not limited to acquiring a company operating in the food and beverage industry. Because of your ability to look outside the food and beverage industry, it would appear your disclosure discussing the risks of such industry is speculative. In the event you consummate a combination with a non-food and beverage company, the risks discussed on pages 21 - 26 would be moot. Please advise or revise.

16. Risk factor 46 appears to be a risk that affects all companies.
Please revise to discuss how this risk is specific to your company or remove the risk factor.

17. We note that you consider your ability to integrate
"subsequent"
acquisitions to be a material risk. This appears to be a risk factor that is both speculative and generic, since it is a risk that affects every company inside or outside of your industry.

18. Please revise to include a risk factor to address the possibility that management may target a company that may be affiliated with one or more of the initial stockholders, if true.

Forward-Looking Statements, page 29

19. Refer to your statement that you "undertake no obligation to update or revise any forward-looking statements." Please confirm that you are aware of your responsibility to make full and prompt disclosure of material facts, both favorable and unfavorable, regarding your financial condition, and that this responsibility may extend to situations where management knows or has reason to know that previously disclosed projections no longer have a reasonable basis.
See Item 10(b)(3) of Regulation S-K.

Use of Proceeds, page 30

20. We note that officers and directors will not be paid for conducting due diligence. Please revise to clarify if any parties affiliated or associated with your initial shareholders could receive payments for taking part in the research, search, negotiations, due diligence, or any other activities associated with a business combination.

21. We note your belief that the excess working capital will be sufficient to cover the foregoing expenses and reimbursement costs.
Considering your assertion that you have engaged in minimal efforts to locate a target company, besides the three companies already identified, please revise to discuss the basis for such belief.

22. We note that you may use the non-trust proceeds to fund a deposit or similar payment. If you use the proceeds not held in trust to satisfy a deposit requirement and chose to consummate a combination with the company subject to the deposit, it is not clear how expenses attendant to the evaluation of such company would be paid since there is a possibility that the non-trust funds could be depleted by any deposit. Please revise to clarify. Will initial shareholders advance the required funds thereby increasing the excess out-of-pocket expenses that will have to be repaid following a business combination?


Proposed Business, page 39

23. We note you expect to evaluate businesses that operate in the food and beverage industries because you believe such industries "currently offer a favorable environment both for completing one or more business combinations and operating the target or businesses." Because you are able to acquire a company outside of your "sector focus," please revise to discuss the analysis you would make in determining to acquire a non-food or beverage company.

24. We note that you "will not limit [your] evaluation strictly to companies within" your "sector focus" even though the bulk of your disclosure in this section focuses on the food and beverage industry and your management`s expertise appears to be focused in the same industry. Please revise to discuss how management will carry out the search and evaluation of a company that may not be in its area of expertise. Clarify if they will be required to seek assistance in their evaluation of such company.

25. To the extent that you end up acquiring a company not in the food or beverage industry, a substantial portion of your disclosure in this section appears speculative. Please advise or revise.

26. Please revise to elaborate on the "favorable environment" you believe currently exists. Be sure to substantiate any additional disclosure you include in response to this comment.

27. We note the disclosure on pages 41 - 44. Such discussion is intended for Item 401 disclosure. The format utilized on pages 30
-
32 does enhance the reading of management`s qualifications. To the extent that this information is not already in pages 56 - 61, please relocate and combine this information with your Item 401 of Regulation
S-K disclosure.

28. Please revise to define your use of the term "draft term sheets."

29. Please revise to clarify if the disclosure in this section about your beliefs is based on the research Messrs. Hughes and Lewis conducted before your incorporation. Also, please revise to clarify if the amount of proceeds to be raised in this offering was determined through the prior research.

30. Please revise to clarify when the research and preliminary discussions occurred.

31. Please revise to clarify how Messrs. Hughes and Lewis became aware that the current method was the "optimal method" while researching and discussing opportunities with the other companies.

32. On page 47, we note that you may pay a finder`s fee to third parties that present you with proposals. Please revise to clarify how finder`s fees will be determined for unaffiliated sources. Does a party indicate they have a proposal and then negotiate with you without actually identifying the target? If so, how do you determine the fee?

33. Please be aware that you are currently selling your "plan" to acquire a business. At this point, the only information investors have to consider is your plan and management`s experience. In that regard, please revise to fully discuss the criteria you will consider and detail activities that will consist of your search. Clarify if the disclosure on pages 39 - 41 represents characteristics you will consider crucial in your search. Please advise if you will use any specific or other criteria in your search and identification of potential acquisitions. If there are additional criteria that you consider, please advise why such criteria should not be disclosed in your prospectus.

34. On page 48, we note that you will seek an opinion from an "independent investment banking firm" examining the fair market value of target companies only if your board is unable to determine the value independently. Please revise to discuss the situations that would lead to your inability to make an independent determination. We also note that such opinion must be requested by stockholders. Please clarify how purchasers in the open market will be able to receive a copy of such report as it appears you will not include it with any document filed with the Commission.

Conflicts of Interest, page 63

35. Please revise the list of conflicts to include the potential conflicts discussed in risk factors 9 and 12.

Principal Stockholders, page 65

36. We note the disclosure that you may effect a stock dividend in the future to maintain your initial investor`s percentage ownership in the event you increase the size of the offering. Please revise to clarify how investors who have or will purchase your units or shares will become aware of this further dilution.

37. Please revise to discuss the purpose of the public market warrant purchases by Messrs. Hughes and Lewis. Revise to clarify if these are mandatory warrant purchases.

Certain Relationships and Related Transactions, page 67

38. We note your disclosure on page 66 that Messrs. Hughes, Lewis, Hooper, McCarthy, O`Brien and Laber "may be deemed" to be your promoter. Item 404(d) of Regulation S-K requires that you identify promoters and discuss all transactions involving such persons.
Please
review Rule 405 of Regulation C and revise to identify your promoters without qualifying the disclosure.

Underwriting, page 79

39. Tell us whether Roth or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

40. Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

41. Does the company or do the underwriters intend to engage a directed units program in conjunction with this offering by the selling shareholders? If so, Please advise us of the mechanics of how and when these units were or will be offered and sold to investors in the directed unit program for this offering. For example, tell us how the prospective recipients and number of reserved units is determined.
Tell us how and when the company and underwriter notified or will notify the directed unit investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered units, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed unit program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Financial Statements, page F-1

42. Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article
3
of Regulation S-X.

Note 3 - Proposed Public Offering, page F-8

43. We note your disclosure regarding the underwriter purchase option
("UPO") on page 81. Please expand Note 3 to disclose all material terms of the UPO, including the timing of the issuance of the UPO, and whether the issuance is dependent upon the effectiveness of the offering. Also, disclose how you intend to account for the UPO, including its estimated fair value and the major assumptions used to value it. In regards to these assumptions, we believe that a volatility assumption should be used that is in accordance with the principle outlined in paragraph 23 of FAS 123R. In addition, if your expected life assumption differs from the contractual life of the UPO, please tell us your basis for this assumption. Lastly, please tell us exactly how you would propose to record the initial issuance of the
UPO, in conjunction with the sale of the stock and warrants in the initial public offering. As applicable, please expand MD&A to discuss the transaction and the likely future effect on your financial condition and results of operations.

Note 6 - Subsequent Event, page F-9

44. We note your disclosure on pages 82-83 regarding the right of first refusal granted to your underwriter to act as the lead underwriter for future offerings, over the twenty-four months following the completion of the initial public offering. Please disclose the material terms of this commitment in the footnotes to the financial statements.

Part II

Exhibits

45. In exhibit 10.19, we note that "Roth Capital agrees to fill such order in such amounts and at such times as it may determine, in its sole discretion." Please revise your disclosure to clarify this and discuss how the timing of such purchases will be determined.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Carlton Tartar (202) 551-3387 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Duc
Dang at (202) 551-3386.

						Sincerely,



						John Reynolds
      Assistant Director

Cc:  	Robert Walter
	Fax #  (720) 221-8162

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Stephen Hughes, Chief Executive Officer
Boulder Specialty Brands, Inc.
August 8, 2005
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